KWESST Receives NASDAQ Minimum Bid Price Requirement Extension

Ottawa, Ontario - November 13, 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW) (TSXV: KWE and KWE.WT.U) ("KWESST" or the "Company") announced today that it received a letter from The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is eligible for an additional 180 calendar day period, or until May 12, 2025, to regain compliance with the Nasdaq's minimum $1 bid price per share requirement.

The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on May 16, 2024, and was given until November 12, 2024 to regain compliance. The Company did not regain compliance with the minimum $1 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Nasdaq's staff to afford it an additional 180-day compliance period to cure the deficiency.

Nasdaq's determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company's written notice of its intention to cure the deficiency during the second compliance period and if necessary, by effecting a reverse share split.

If at any time before May 12, 2025, the bid price of the common shares of the Company ("Common Shares") closes at or above $1 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed. However, Nasdaq may, in its discretion, require the Common Shares to maintain a bid price of at least $1.00 for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance.

This current notification from Nasdaq has no immediate effect on the listing or trading of the Common Shares, which will continue to trade on the Nasdaq Capital Market and TSX Venture Exchange.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com or

Sean Homuth, President and CEO: homuth@kwesst.com or

Kris Denis, Chief Financial Officer: denis@kwesst.com or

Jason Frame, Investor Relations: frame@kwesst.com or 587-225-2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: the estimated unaudited pro-forma consolidated shareholders' equity of the Company, and the estimated expected monthly expense burn, the Company's ability to cure the bid price deficiency, the Company effecting a reverse share split . Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The events and circumstances in forward-looking statements in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.